                           GIBSON, DUNN & CRUTCHER LLP
                                     LAWYERS

                   A REGISTERED LIMITED LIABILITY PARTNERSHIP
                       INCLUDING PROFESSIONAL CORPORATIONS
                                   ----------

                 200 Park Avenue, New York, New York 10166-0193
                                 (212) 351-4000

                               www.gibsondunn.com

                                  June 24, 2005

Direct Dial                                                           Client No.
(212) 351-4000                                                     C 92365-00012

Fax No.

(212) 351-4035

VIA EDGAR AND HAND DELIVERY

Linda Cvrkel
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

     Re:   TBS International Limited
           Registration Statement on Form S-1, filed March 7, 2005
           File No. 333-123157

Dear Mr. Webb:

         On behalf of TBS International Limited, this letter responds to your letter, dated June 23, 2005, regarding the Registration Statement on Form S-1, filed on March 7, 2005, as amended by Amendment No. 1 thereto, filed on March 8,
2005, Amendment No. 2 thereto, filed on April 19, 2005, Amendment No. 3 thereto, filed on May 16, 2005, Amendment No. 4 thereto, filed on May 31, 2005, Amendment
No. 5 thereto, filed on June 7, 2005, Amendment No. 6 thereto, filed on June 21,
2005 and Amendment No. 7 thereto, filed on June 23, 2005. Your comment is set forth below, followed by our response. Our response below refers to the revised prospectus included in Amendment No. 8 to the Registration Statement ("Amendment
No. 8"), which is being filed today by electronic submission.

Securities and Exchange Commission
June 24, 2005

General

Comment 1

         Since the 288,872 Series A warrants that will remain outstanding following the recapitalization transaction appear to represent shares issuable for little cash consideration due to their exercise price of
         $.0l per share, they should be considered outstanding shares for purposes of both the Company's pro forma basic and diluted earnings per share in accordance with the guidance in paragraph 10 of SFAS No. 128.
         Please revise pro forma earnings per share in the Company's pro forma statements of operations and in the notes to the Company's financial statements to comply with such guidance. The Company's historical basic and diluted earnings per share should also be revised to give effect to the Series A warrants from the date the warrants first became exercisable and the treatment used should be explained in the notes to the Company's financial statements.

Response 1

         The Company has revised its basic earnings per share and basic weighted average common shares outstanding as of March 31, 2005 in its consolidated statements of operations, its pro forma statement of operations and in the notes to its financial statements to reflect the common shares issuable on the exercise of Series A warrants for the period beginning February 8, 2005.

                                      * * *

     We believe the foregoing and Amendment No. 8 are responsive to your comments.

     If you should have any questions or further comments with respect to the
Registration Statement, please direct them to the undersigned at (212) 351-3920 or Andrew L. Fabens of my firm at (212) 351-4034. Facsimile transmissions may be sent to (212) 351-4035.

                                 Very truly yours,

                                /s/ Steven R. Finley
                                Steven R. Finley

SRF/ljy

cc:  Joseph E. Royce
     TBS International Limited
     Commerce Building
     Chancery Lane
     Hamilton HM 12, Bermuda

     Gary J. Wolfe, Esq.
     Robert E. Lustrin, Esq.
     Seward & Kissel LLP

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Securities and Exchange Commission
June 24, 2005

     One Battery Park Plaza
     New York, New York 10004

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